EXHIBIT D-2B


                   PUBLIC SERVICE COMMISSION
                       OF WEST VIRGINIA
                          CHARLESTON

      At  a  session of the PUBLIC SERVICE COMMISSION  OF  WEST
VIRGINIA in the City of Charleston on the 16th day of June, 2000.

CASE NO. 00-0801-E-PC
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
dba ALLEGHENY POWER

     Petition for consent and approval for Monongahela
     Power Company and The Potomac Edison Company to transfer their West Virginia generation assets to an affiliate, Allegheny Energy Supply Company, LLC, at book value.

                       COMMISSION ORDER

      By Order issued January 28, 2000, in Case No. 98-0452-E-GI, the Public Service Commission adopted, and recommended for legislative approval, a plan whereby users of electricity in the State would have open access, across existing and new utility delivery systems, to a competitive market for power supply (the "Plan"). On March 11, 2000, the West Virginia Legislature adopted the Plan, but delayed the starting date or implementation of customer choice until enactment of necessary tax changes. See House Concurrent Resolution 27. An integral part of the Plan is Section 4, entitled "Deregulation of Generation," paragraph (a), which provides:

     Effective  with the starting date for  any  incumbent
     generation  electric  utility, the  Commission  shall
     cease to have any jurisdiction or authority over  the
     generating   assets  of  such   incumbent  generation
     electric   utility,   and  such  incumbent   electric
     generating  utility shall thereafter have full  right
     and authority, without seeking any further Commission
     approval,  to  sell, transfer or assign  all  or  any
     portion  of  its generating assets, including  to  an
     affiliate of the incumbent electric utility  at  book
     value.  If the sale, transfer or assignment is to  an
     affiliate  and imposes a future obligation  upon  the
     utility,  the sale, transfer or assignment  shall  be
     subject to the authority of the Commission, which has
     authority  to  grant its prior consent and  approval,
     pursuant to the current provisions of W.Va. Code  24-
     2-12.   APS (Potomac Edison) shall have the right  to
     transfer  its West Virginia generation assets  to  an
     affiliate, at book value, on or after July  1,  2000,
     incident   to   thederegulation  of   generation   in
     Maryland.

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     On May 26, 2000, Monongahela Power Company and The Potomac
Edison Company (PE), both dba Allegheny Power (APS), filed the instant petition to transfer West Virginia generation assets to an affiliate, Allegheny Energy Supply Company, LLC (Allegheny Energy).

      This filing is unnecessary for the PE generation assets because in the Plan the Commission approved the transfer of PE generation assets for an affiliate, at book value, in advance of the starting date. Specifically, Section 4 of the Plan, cited above, authorizes the PE transaction contemplated by APS' May 26, 2000, filing. Therefore, no further action is needed by the Commission.

      UPON CONSIDERATION WHEREOF this proceeding should be dismissed.

      IT IS THEREFORE ORDERED that APS' May 26, 2000, petition to transfer West Virginia generation assets to Allegheny
Energy, is hereby dismissed.

      IT IS FURTHER ORDERED that upon entry hereof, this case shall be removed from the Commission's docket of active cases.

      IT  IS  FURTHER  ORDERED that the Commission's  Executive
Secretary shall serve a copy of this order on all parties of record by First Class United States Mail, and upon Commission
Staff by hand delivery.

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